OSISKO DEVELOPMENT CORP.

1100 Avenue des Canadiens-de-Montreal

Suite 300

Montreal, Quebec

H3B 2S2

Canada

VIA EDGAR

December 12, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Purcell

Re:	Osisko Development Corp.
Registration Statement on Form F-3 (File No. 333-290216)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Osisko Development Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on December 15, 2025, or as soon as practicable thereafter. The Company hereby authorizes Alexander T. Yarbrough or Thomas M. Rose, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Yarbrough at (704) 998-4077 or Mr. Rose at (757) 687-7715.

Thank you for your assistance in this matter.

Sincerely,

Osisko Development Corp.

/s/ Alexander Dann
Name:	Alexander Dann
Title:	Chief Financial Officer

cc (via email):	Thomas M. Rose, Troutman Pepper Locke LLP Shona Smith, Troutman Pepper Locke LLP Alexander T. Yarbrough, Troutman Pepper Locke LLP